Table of Contents

Letter to shareholders    2
Management's Discussion and Analysis    4
Consolidated Financial Statements    23
Notes to the Consolidated Financial Statements    28

Dear fellow shareholders,

During the second quarter of 2023, the broader financial markets remained highly-focused on fiscal and monetary policies, while technology stocks caught AI fever. The rush into just a few companies placed the market generals dangerously ahead of their troops and left investors with a very distorted picture of the stock market’s general health. As of this writing, five companies make up 24% of the entire S&P 500 index. These five names (Apple, Microsoft, Google, Amazon and Nvidia) drove market performance, leaving 495 companies with relatively flat returns. For history buffs, the last time the market was this concentrated was 50 years ago at the end of the Nifty 50 era. What followed soon after was a vicious bear market in 1973 and 1974 during which the Dow Jones Industrial Average declined by 45%. It’s worth noting that, over the same period, gold prices gained 134% and gold miners increased by 205%.

Early in the second quarter of 2023, precious metals prices surged as investors positioned for the potential failure of US debt ceiling negotiations. After a last-minute deal averted a default, investors returned their attention to the potential effects of central bank interest rate increases and their subsequent impact on the global economy. Gold and silver prices softened in May and June and finished the quarter down 2.6% and 6.1%, respectively.

Despite a less than constructive operating environment for our core product and service offerings, our Assets Under Management (“AUM”) stood at $25.1 billion, down $0.2 billion (1%) from March 31, as in-quarter market value depreciation in our fund products was partially offset by $172 million of inflows to our exchange listed products, $38 million of net capital calls and $53 million of new fee earning commitments into our private strategies. On a year-to-date basis, our $25.1 billion AUM was up $1.7 billion (7%) from December 31, 2022 as we benefited from $475 million of inflows to our exchange listed products, $74 million of net capital calls into our existing private strategies funds and $674 million of fee earning commitments into our newest private strategies offerings. We also benefited from $0.6 billion of market value appreciation across the majority of our fund products.

Net income was $17.7 million ($0.70 per share) in the quarter, up $17 million ($0.67 per share) from the quarter ended June 30, 2022 and $25.4 million on a year-to-date basis ($1.00 per share), up $18.1 million ($0.71 per share) from the six months ended June 30, 2022. Net income on both a three and six months ended basis benefited from the receipt of shares on the realization of a previously unrecorded contingent asset from a historical acquisition. We also benefited from higher net fees on improved average AUM in our exchange listed and private strategies segments.

Adjusted base EBITDA was $18 million ($0.71 per share) in the quarter, up slightly from the same three month period ended last year. The increase in the quarter was due to higher average AUM in our exchange listed products and private strategies segments more than offsetting lower commission income in the quarter due to the sale of our former Canadian broker-dealer.

Adjusted base EBITDA was $35.3 million ($1.40 per share) on a year-to-date basis, down 2% or $0.8 million ($0.04 per share) from the six months ended June 30, 2022. The decrease on a year-to-date basis was due to lower commission income on the sale of our former Canadian broker-dealer and slower ATM activity in our uranium trust. The lower commission income on a year-to-date basis was nearly offset by growth in net fees on improved AUM. We expect net fee levels to increase even further in the second half of the year, leading to the eventual replacement of low margin commission income from our former Canadian broker-dealer with higher margin fees from our exchange listed products and private strategies segments.

2

On the surface, this seemed like a somewhat quiet quarter for Sprott. Our asset base remained relatively flat with mixed investment results and slightly negative share performance. But, like watching ducks on a pond, one cannot see the activity beneath the surface. Our marketing team maintained its high output of thought-leadership content, producing 30 pieces of marketing collateral during the quarter. In our Private Strategies segment, our Private Lending and Private Streaming and Royalty teams each closed new partnerships. We recently welcomed a new director, Judith O’Connell, to our board. Judy is a founding partner and CEO of Champlain Investment Partners, a significant Vermont-based employee-owned asset management firm. We look forward to adding her expertise to the board as she brings a wealth of experience in areas like operations, compliance and technology. During the quarter, we continued to return capital to our shareholders through our normal quarterly dividend and share buybacks. In addition, we paid down our overall debt by approximately $20 million or 37% from December 31, 2022 levels.

Outlook

Recent events have not altered our outlook for the remainder of 2023 and 2024. Inflation is moderating with some easy comparisons against last year’s numbers and markets have become convinced that we are at the end of the Federal Reserve’s rate hiking campaign.

We continue to believe the current deflationary trend might be transitory due to inflation’s structural roots in deglobalization. But, we do agree that short-term rates may be peaking. As credit deteriorates, potential accidents in commercial real estate and pension funding will factor into monetary policy. The higher interest costs on government debt alone should now be weighed in future decisions as they are a significant contributor to mounting deficits.

Most interesting to us will be the path of the U.S. dollar which has now been in decline for nine months. For years, some have predicted the decline of the dollar’s global reserve status with nothing to prove the theory. Now, as new trade deals are struck almost weekly, that permit the use of other domestic currencies among competing countries or trade blocks, there is proof. A cheaper dollar will provide some debt relief for much of the world, including the U.S. However, it will keep inflation elevated, providing a tailwind to precious metal and energy transition investments, an outcome for which we are well prepared.

We expect our clients soon will be rewarded for having the foresight and patience to position themselves in our core areas. We thank you for your support and look forward to reporting to you on our progress in the quarters ahead.

Sincerely,

Whitney George
Chief Executive Officer

3

Management's Discussion and Analysis

Three and six months ended June 30, 2023

4

Forward looking statements
Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Outlook" section, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) our expectation that our net fee levels will increase even further in the second half of the year leading to the eventual replacement of low margin commission income from our former Canadian broker-dealer with higher margin fees from our exchange listed products and private strategies segments; (ii) our outlook on inflation and the Fed’s actions and their effect on precious metals and energy transition investments; (iii) our expectation that our strong operating margin profile will continue throughout the year; (iv) the eventual monetization of shares received on the realization of a previously unrecorded contingent asset from a historical acquisition; (v) the potential contingent consideration owing on last year's acquisition of assets relating to the North Shore Global Uranium Mining ETF (“URNM”) acquisition; and (v) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of COVID-19; and (v) those assumptions disclosed herein under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 23, 2023 ; and (xxviii) those risks described under the headings "Managing Financial Risk" and "Managing Non-Financial Risk" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the board of directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management's discussion and analysis
This MD&A of financial condition and results of operations, dated August 8, 2023, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at June 30, 2023, compared with December 31, 2022, and the consolidated results of operations for the three and six months ended June 30, 2023, compared with the three and six months ended June 30, 2022. The board of directors of the Company approved this MD&A on August 8, 2023. All note references in this MD&A are to the notes to the Company's June 30, 2023 interim condensed consolidated financial statements ("interim financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.
Presentation of financial information
The interim financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") in effect as at June 30, 2023, specifically, IAS 34 Interim Financial Reporting. Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the interim financial statements. While the Company's source and presentation currency is the U.S. dollar, IFRS requires that the Company measure its foreign exchange gains and losses through its consolidated statements of operations and comprehensive income using the Canadian dollar as its functional currency. Accordingly, all dollar references in this MD&A are in U.S. dollars, however the translation gains and losses were measured using the Canadian dollar as the functional currency. The use of the term "prior period" refers to the three and six months ended June 30, 2022.

5

Key performance indicators and non-IFRS and other financial measures
The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures, please see page 10 of this MD&A.
Assets under management
Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings and managed accounts. We divide our total AUM into two distinct categories: Core and Non-core. Core AUM arises from our IFRS reportable segments involved in asset management activities (Exchange Listed Products Segment, Managed Equities Segment and the Private Strategies Segment). Non-core AUM arises from IFRS non-reportable segments and comprises our immaterial legacy Asia-based asset management business. As at June 30, 2023, this business accounted for 2.8% of total AUM and less than 1% of consolidated adjusted base EBITDA.
Net inflows
Net inflows result in changes to AUM, the composition of which, is described individually below:
Net sales
Fund sales (net of redemptions) in our managed equities products, as well as 'at-the-market' ("ATM") transactions and secondary offerings of our physical trusts and new 'creations' of ETF units, are a key performance indicator as new assets being managed will lead to higher management fees and can potentially lead to increased carried interest and performance fee generation (as applicable) given that AUM is also the basis upon which carried interest and performance fees are calculated.
Net capital calls
Capital calls net of capital distributions ("net capital calls") into our private strategies LPs are a source of AUM creation, and ultimately, earnings for the Company. Once capital is called into our private strategies LPs, it is included within the AUM of the Company as it will now earn a management fee. Conversely, once loans in our private strategies LPs are repaid, capital may be returned to investors in the form of a distribution, thereby reducing our AUM.
Other net inflows
Other net inflows include new AUM from fund launches, fund acquisitions and lost AUM from fund closures. It is possible for committed capital in our private strategies to earn a commitment fee despite being uncalled, in which case, it will also be included in this category.
Net fees
Management fees, net of trailer, sub-advisor, fund expenses and direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.
Net commissions
Commissions, net of commission expenses (internal and external), arise from purchases and sales of uranium in our exchange listed products segment and transaction-based service offerings by our broker-dealers.
Net compensation
Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in this MD&A, and severance, new hire accruals and other which are non-recurring.
Total shareholder return
Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.

6

EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margin
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA (or adjustments thereto) is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Operating margins are a key indicator of a company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.
Neither EBITDA, adjusted EBITDA, adjusted base EBITDA, or operating margin have a standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.
The following table outlines how our EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margin measures are determined:

	3 months ended		6 months ended

(in thousands $)	Jun. 30, 2023	Jun. 30, 2022	Jun. 30, 2023	Jun. 30, 2022
Net income for the period	17,724	757	25,362	7,230
Adjustments:
Interest expense	1,087	483	2,334	963
Provision for income taxes	6,057	1,662	8,682	4,354
Depreciation and amortization	748	959	1,454	1,935
EBITDA	25,616	3,861	37,832	14,482
Other adjustments:
(Gain) loss on investments (1)	1,950	7,884	(8)	9,357
Amortization of stock based compensation	4,064	3,101	7,728	7,278
Other (income) and expenses (2)	(13,525)	3,063	(10,126)	5,506
Adjusted EBITDA	18,105	17,909	35,426	36,623

Other adjustments:
Carried interest and performance fees	(388)	—	(388)	(2,046)
Carried interest and performance fee payouts - internal	236	—	236	1,029
Carried interest and performance fee payouts - external	—	—	—	476
Adjusted base EBITDA	17,953	17,909	35,274	36,082
Operating margin (3)	57%	55%	57%	56%
(1) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.
(2) In addition to the items outlined in Note 5 of the interim financial statements, this reconciliation line also includes $4.1 million severance, new hire accruals and other for the three months ended June 30, 2023 (three months ended June 30, 2022 - $2.1 million) and $5.3 million for the six months ended June 30, 2023 (six months ended June 30, 2022 - $2.6 million). This reconciliation line excludes income (loss) attributable to non-controlling interest of ($0.5) million for the three months ended June 30, 2023 (three months ended June 30, 2022 - ($0.1) million) and $0.2 million for the six months ended June 30, 2023 (six months ended June 30, 2022 - nominal loss).
(3) Calculated as adjusted base EBITDA inclusive of depreciation and amortization. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

7

Business overview
Our reportable operating segments are as follows:

Exchange listed products
•The Company's closed-end physical trusts and exchange traded funds ("ETFs").
Managed equities
•The Company's alternative investment strategies managed in-house and on a sub-advised basis.
Private strategies
•The Company's lending and streaming activities occur through limited partnership vehicles ("private strategies LPs").
Corporate
•Provides the Company's operating segments with capital, balance sheet management and other shared services.
All other segments
•Contains all non-reportable segments as per IFRS 8, Operating Segments ("IFRS 8"). Effective Q1 2023, the brokerage segment no longer met the definition of a reportable segment. Consequently, this segment is now included as part of "All other segments". See Note 11 of the interim financial statements for further details.

For a detailed account of the underlying principal subsidiaries within our reportable operating segments, refer to the Company's Annual Information Form and Note 2 of the audited annual financial statements.

8

Business developments and outlook
During the quarter, we successfully closed our fund raising efforts on a new lending fund and streaming fund in our Private Strategies segment. The capital raise led to $674 million of new AUM in the first half of the year ($621 million in the first quarter and $53 million in the current quarter).
As part of the Company’s ongoing treasury and balance sheet management program:

•The Company paid down $20 million of its outstanding debt facility;

•Subsequent to quarter end, we completed a review of our current and near-term funding and borrowing needs and determined that we no longer require a $120 million credit facility. Consequently, management decided to lower the maximum borrowing capacity under the credit facility by $45 million to $75 million. Offsetting the reduction in borrowing capacity is the release of capital restrictions on the sale of our former Canadian broker-dealer that closed earlier this quarter and the eventual monetization of shares received on the realization of a previously unrecorded contingent asset from a historical acquisition.

Despite the slight decrease in our year-to-date adjusted base EBITDA performance, we expect net fee levels to increase even further in the second half of the year, leading to the eventual replacement of low margin commission income from our former Canadian broker-dealer with higher margin fees from our exchange listed products and private strategies segments. We also expect our strong operating margin profile to continue throughout the year.

9

Results of operations
Summary financial information

(In thousands $)	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
Summary income statement
Management fees	33,222	31,434	28,405	29,158	30,620	27,172	27,783	28,612
Trailer, sub-advisor and fund expenses	(1,635)	(1,554)	(1,204)	(1,278)	(1,258)	(853)	(872)	(637)
Direct payouts	(1,342)	(1,187)	(1,114)	(1,121)	(1,272)	(1,384)	(1,367)	(1,892)
Carried interest and performance fees	388	—	1,219	—	—	2,046	4,298	—
Carried interest and performance fee payouts - internal	(236)	—	(567)	—	—	(1,029)	(2,516)	—
Carried interest and performance fee payouts - external (1)	—	—	(121)	—	—	(476)	(790)	—
Net fees	30,397	28,693	26,618	26,759	28,090	25,476	26,536	26,083

Commissions	1,647	4,784	5,027	6,101	6,458	13,077	14,153	11,273
Commission expense - internal	(494)	(1,727)	(1,579)	(2,385)	(2,034)	(3,134)	(4,128)	(3,089)
Commission expense - external (1)	(27)	(642)	(585)	(476)	(978)	(3,310)	(3,016)	(2,382)
Net commissions	1,126	2,415	2,863	3,240	3,446	6,633	7,009	5,802

Finance income	1,277	1,180	1,439	933	1,186	1,433	788	567
Gain (loss) on investments	(1,950)	1,958	(930)	45	(7,884)	(1,473)	(43)	310
Other income (2)	19,763	1,250	999	(227)	170	208	313	529
Total net revenues	50,613	35,496	30,989	30,750	25,008	32,277	34,603	33,291

Compensation	21,610	19,103	17,030	18,934	19,364	21,789	20,632	18,001
Direct payouts	(1,342)	(1,187)	(1,114)	(1,121)	(1,272)	(1,384)	(1,367)	(1,892)
Carried interest and performance fee payouts - internal	(236)	—	(567)	—	—	(1,029)	(2,516)	—
Commission expense - internal	(494)	(1,727)	(1,579)	(2,385)	(2,034)	(3,134)	(4,128)	(3,089)
Severance, new hire accruals and other	(4,067)	(1,257)	(1,240)	(1,349)	(2,113)	(514)	(187)	(207)
Net compensation	15,471	14,932	12,530	14,079	13,945	15,728	12,434	12,813

Severance, new hire accruals and other (3)	4,067	1,257	1,240	1,349	2,113	514	187	207
Selling, general and administrative	4,988	4,267	4,080	4,239	4,221	3,438	4,172	3,682
Interest expense	1,087	1,247	1,076	884	483	480	239	312
Depreciation and amortization	748	706	710	710	959	976	1,136	1,134
Other expenses	471	2,824	1,650	5,697	868	1,976	2,910	3,875
Total expenses	26,832	25,233	21,286	26,958	22,589	23,112	21,078	22,023

Net income	17,724	7,638	7,331	3,071	757	6,473	10,171	8,718
Net income per share	0.70	0.30	0.29	0.12	0.03	0.26	0.41	0.35
Adjusted base EBITDA	17,953	17,321	18,083	16,837	17,909	18,173	17,705	16,713
Adjusted base EBITDA per share	0.71	0.68	0.72	0.67	0.71	0.73	0.71	0.67
Operating margin	57%	57%	59%	55%	55%	57%	55%	52%

Summary balance sheet
Total assets	381,519	386,765	383,748	375,386	376,128	380,843	365,873	375,819
Total liabilities	83,711	108,106	106,477	103,972	89,264	83,584	74,654	84,231

Total AUM	25,141,561	25,377,189	23,432,661	21,044,252	21,944,675	23,679,354	20,443,088	19,016,313
Average AUM	25,679,214	23,892,335	22,323,075	21,420,015	23,388,568	21,646,082	20,229,119	19,090,702
(1) These amounts are included in the "Trailer, sub-advisor and fund expenses" line on the consolidated statements of operations.
(2) The majority of the amount in Q2, 2023 relates to the receipt of shares on the realization of a previously unrecorded contingent asset from a historical acquisition.
(3) The majority of the Q2, 2023 amount is accelerated compensation and other transition payments to the former CEO on the successful completion of the sale of Sprott Capital Partners ("SCP") during the quarter.

10

AUM summary
AUM was $25.1 billion as at June 30, 2023, down $0.2 billion (1%) from March 31, 2023 and up $1.7 billion (7%) from December 31, 2022. On a three months ended basis, we were impacted by market value depreciation across the majority of our fund products, partially offset by inflows to our exchange listed products and new fee earning capital commitments into our private strategies funds. On a six months ended basis, we benefited from new capital raises and net capital calls to our private strategies funds and strong inflows to our exchange listed products, as well as market value appreciation across the majority of our fund products.

3 months results

(In millions $)	AUM Mar. 31, 2023	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Jun. 30, 2023	Blended net management fee rate (2)

Exchange listed products
- Physical trusts
- Physical Gold Trust	6,191	101	(168)	—	6,124	0.35%
- Physical Gold and Silver Trust	4,209	—	(153)	—	4,056	0.40%
- Physical Silver Trust	4,181	45	(240)	—	3,986	0.45%
- Physical Uranium Trust	3,151	—	322	—	3,473	0.30%
- Physical Platinum & Palladium Trust	123	3	(16)	—	110	0.50%
- Exchange Traded Funds
- Energy Transition Material ETFs	935	26	74	—	1,035	0.63%
- Precious Metals ETFs	401	(3)	(43)	—	355	0.28%
	19,191	172	(224)	—	19,139	0.39%

Managed equities
- Precious metals strategies	1,864	(68)	(163)	—	1,633	0.89%
- Other (3)	1,132	4	(47)	—	1,089	1.13%
	2,996	(64)	(210)	—	2,722	0.99%

Private strategies	2,482	38	4	53	2,577	0.88%

Core AUM	24,669	146	(430)	53	24,438	0.50%

Non-core AUM (4)	708	—	(4)	—	704	0.51%

Total AUM (5)	25,377	146	(434)	53	25,142	0.50%

6 months results

(In millions $)	AUM Dec. 31, 2022	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Jun. 30, 2023	Blended net management fee rate (2)

Exchange listed products
- Physical trusts
- Physical Gold Trust	5,746	99	279	—	6,124	0.35%
- Physical Gold and Silver Trust	3,998	—	58	—	4,056	0.40%
- Physical Silver Trust	4,091	112	(217)	—	3,986	0.45%
- Physical Uranium Trust	2,876	141	456	—	3,473	0.30%
- Physical Platinum & Palladium Trust	138	6	(34)	—	110	0.50%
- Exchange Traded Funds
- Energy Transition Material ETFs	857	119	49	10	1,035	0.63%
- Precious Metals ETFs	349	(2)	8	—	355	0.28%
	18,055	475	599	10	19,139	0.39%

Managed equities
- Precious metals strategies	1,721	(61)	(27)	—	1,633	0.89%
- Other (3)	1,032	(5)	62	—	1,089	1.13%
	2,753	(66)	35	—	2,722	0.99%

Private strategies	1,880	74	(51)	674	2,577	0.88%

Core AUM	22,688	483	583	684	24,438	0.50%

Non-core AUM (4)	745	(26)	(15)	—	704	0.51%

Total AUM (5)	23,433	457	568	684	25,142	0.50%
(1) See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of this MD&A. Year-to-date figures were reclassified to conform with current presentation

(2) Management fee rate represents the weighted average fees for all funds in the category.
(3) Includes institutional managed accounts and high net worth discretionary managed accounts in the U.S.
(4) This AUM is related to our legacy asset management business in Korea, which accounts for 2.8% of total AUM and less than 1% of consolidated net income and EBITDA.
(5) No performance fees are earned on exchange listed products. Performance fees are earned on certain precious metals strategies and are based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Private strategies LPs earn carried interest calculated as a predetermined net profit over a preferred return.

11

Key revenue lines
Management, carried interest and performance fees
Management fees were $33.2 million in the quarter, up $2.6 million (8%) from the quarter ended June 30, 2022 and $64.7 million on a year-to-date basis, up $6.9 million (12%) from the six months ended June 30, 2022. Carried interest and performance fees were $0.4 million in the quarter and on a year-to-date basis, up $0.4 million from the quarter ended June 30, 2022 and down $1.7 million (81%) from the six months ended June 30, 2022. Net fees were $30.4 million in the quarter, up $2.3 million (8%) from the quarter ended June 30, 2022 and $59.1 million on a year-to-date basis, up $5.5 million (10%) from the six months ended June 30, 2022. Our revenue performance was due to higher average AUM in our exchange listed products (primarily our uranium, gold and silver trusts) and private strategies segments. These increases were partially offset by lower average AUM in our managed equities segment and lower carried interest crystallization in our private strategies segment on a year-to-date basis.
Commission revenues
Commission revenues were $1.6 million in the quarter, down $4.8 million (74%) from the quarter ended June 30, 2022 and $6.4 million on a year-to-date basis, down $13.1 million (67%) from the six months ended June 30, 2022. Net commissions were $1.1 million in the quarter, down $2.3 million (67%) from the quarter ended June 30, 2022 and $3.5 million on a year-to-date basis, down $6.5 million (65%) from the six months ended June 30, 2022. Lower commissions were due to the sale of our former Canadian broker-dealer and slower ATM activity in our physical uranium trust.
Finance income
Finance income was $1.3 million in the quarter, up $0.1 million (8%) from the quarter ended June 30, 2022 and $2.5 million on a year-to-date basis, down $0.2 million (6%) from the six months ended June 30, 2022. Our quarterly and year-to-date results were driven by income generation in co-investment positions we hold in LPs managed in our private strategies segment.

Key expense lines
Compensation
Net compensation expense was $15.5 million in the quarter, up $1.5 million (11%) from the quarter ended June 30, 2022 and $30.4 million on a year-to-date basis, up $0.7 million (2%) from the six months ended June 30, 2022. The increase in the quarter and on a year-to-date basis was due to the reversal of salary, AIP and LTIP entitlements of the former CEO out of net compensation in the second quarter of 2022 on the successful completion of the former CEO’s transition agreement. The transition agreement exchanged the former CEO's salary, AIP and LTIP entitlements for a 3-year LTIP transition payment. The 3-year LTIP transition payment is reported on the severance line and was accelerated upon successful completion of the SCP sale during the second quarter of the year. We also saw a general increase in base salaries in the current quarter relating to new hires.
Selling, general & administrative ("SG&A")
SG&A was $5 million in the quarter, up $0.8 million (18%) from the quarter ended June 30, 2022 and $9.3 million on a year-to-date basis, up $1.6 million (21%) from the six months ended June 30, 2022. The increase was due to higher technology and marketing costs.

12

Earnings
Net income was $17.7 million ($0.70 per share) in the quarter, up $17 million ($0.67 per share) from the quarter ended June 30, 2022 and $25.4 million on a year-to-date basis ($1.00 per share), up $18.1 million ($0.71 per share) from the six months ended June 30, 2022. Net income on both a three and six months ended basis benefited from the receipt of shares on the realization of a previously unrecorded contingent asset from a historical acquisition. We also benefited from higher net fees on improved average AUM in our exchange listed and private strategies segments.

Adjusted base EBITDA was $18 million ($0.71 per share) in the quarter, up slightly from the same three month period ended last year. The increase in the quarter was due to higher average AUM in our exchange listed products and private strategies segments more than offsetting lower commission income in the quarter due to the sale of our former Canadian broker-dealer.

Adjusted base EBITDA was $35.3 million ($1.40 per share) on a year-to-date basis, down 2% or $0.8 million ($0.04 per share) from the six months ended June 30, 2022. The decrease on a year-to-date basis was due to lower commission income on the sale of our former Canadian broker-dealer and slower ATM activity in our uranium trust. The lower commission income on a year-to-date basis was nearly offset by growth in net fees on improved AUM. We expect net fee levels to increase even further in the second half of the year, leading to the eventual replacement of low margin commission income from our former Canadian broker-dealer with higher margin fees from our exchange listed products and private strategies segments.

Additional revenues and expenses
Investment losses in the quarter were from market value depreciation of our co-investments and equity holdings. On a year-to-date basis, we experienced market value appreciation on those same investments.
Other income was higher in the quarter as we benefited from the receipt of shares on the realization of a previously unrecorded contingent asset from a historical acquisition.
Depreciation of property and equipment was lower from the prior period due to a decrease in depreciation expense related to leases.
Other expenses were lower in the quarter and higher on a year-to-date basis. The decrease in the quarter was due to the revaluation of contingent consideration owing on last year's URNM acquisition. The increase on a year-to-date basis was due to transaction costs related to the SCP sale.
Balance sheet
Total assets were $381.5 million, down $2.2 million from December 31, 2022. The decrease was due to a reduction in cash on the partial repayment of our loan facility, which more than offset the increase in co-investments held by the Company. Total liabilities were $83.7 million, down $22.8 million from December 31, 2022. The decrease was due to partial pay down of the loan facility mentioned above. Total shareholder's equity was $297.8 million, up $20.5 million from December 31, 2022.

13

Reportable operating segments
Exchange listed products

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2023	Jun. 30, 2022	Jun. 30, 2023	Jun. 30, 2022

Summary income statement
Management fees	19,871	17,852	38,295	33,209
Trailer, sub-advisory and fund expenses	(1,145)	(773)	(2,313)	(1,131)
Net fees	18,726	17,079	35,982	32,078

Commissions	54	1,882	1,260	7,882
Commission expense - internal	(4)	(171)	(91)	(621)
Commission expense - external	(27)	(947)	(653)	(3,954)
Net commissions	23	764	516	3,307

Gain (loss) on investments	(911)	—	(35)	—
Other income	19,650	3	19,717	6
Total net revenues	37,488	17,846	56,180	35,391

Net compensation	3,274	3,148	6,367	6,215
Severance, new hire accruals and other	3	142	3	288
Selling, general and administrative	1,831	709	2,648	1,335
Interest expense	758	208	1,332	378
Depreciation and amortization	40	25	69	52
Other expenses	(1,573)	54	(1,644)	58
Total expenses	4,333	4,286	8,775	8,326

Income before income taxes	33,155	13,560	47,405	27,065
Adjusted base EBITDA	15,198	14,805	29,880	29,481
Operating margin	81%	83%	82%	83%

Total AUM	19,138,588	16,922,794	19,138,588	16,922,794
Average AUM	19,571,268	17,957,243	18,828,751	16,689,583

3 and 6 months ended

Income before income taxes was $33.2 million in the quarter, up $19.6 million from the quarter ended June 30, 2022 and was $47.4 million on a year-to-date basis, up $20.3 million (75%) from the six months ended June 30, 2022. Our three and six months ended results benefited from the receipt of shares on the realization of a previously unrecorded contingent asset from a historical acquisition.
Adjusted base EBITDA was $15.2 million in the quarter, up $0.4 million (3%) from the quarter ended June 30, 2022 and was $29.9 million on a year-to-date basis, up $0.4 million (1%) from the six months ended June 30, 2022. Our three and six months ended results benefited from higher average AUM given ongoing inflows across the majority of our funds. These increases were partially offset by slower ATM activity in our physical uranium trust.

14

Managed equities

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2023	Jun. 30, 2022	Jun. 30, 2023	Jun. 30, 2022

Summary income statement
Management fees	7,322	8,682	14,432	17,301
Trailer, sub-advisor and fund expenses	(394)	(461)	(775)	(932)
Direct payouts	(949)	(1,119)	(1,805)	(2,217)
Carried interest and performance fees	388	—	388	19
Carried interest and performance fee payouts - internal	(236)	—	(236)	(14)
Net fees	6,131	7,102	12,004	14,157

Gain (loss) on investments	(1,531)	(6,943)	(233)	(4,950)
Other income	178	20	414	376
Total net revenues	4,778	179	12,185	9,583

Net compensation	3,539	3,210	6,750	6,259
Severance, new hire accruals and other	3	68	482	147
Selling, general and administrative	1,322	1,532	2,576	2,680
Interest expense	307	242	907	517
Depreciation and amortization	119	76	206	156
Other expenses	138	67	272	657
Total expenses	5,428	5,195	11,193	10,416

Income (loss) before income taxes	(650)	(5,016)	992	(833)
Adjusted base EBITDA	2,067	2,585	4,023	6,002
Operating margin	34%	37%	34%	42%

Total AUM	2,722,180	2,678,636	2,722,180	2,678,636
Average AUM	2,899,404	3,092,511	2,860,691	3,234,140
3 and 6 months ended

Loss before income taxes was $0.7 million in the quarter, down $4.4 million (87%) from the quarter ended June 30, 2022 and income before income taxes was $1 million on a year-to-date basis, up $1.8 million from the six months ended June 30, 2022. On a three and six months ended basis, we experienced lower market value depreciation of our co-investments, partially offset by lower management fees.

Adjusted base EBITDA was $2.1 million in the quarter, down $0.5 million (20%) from the quarter ended June 30, 2022 and was $4 million on a year-to-date basis, down $2 million (33%) from the six months ended June 30, 2022. Our three and six months ended results were impacted by lower average AUM due to market value declines and redemptions in our precious metals strategies from the prior period.

15

Private strategies

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2023	Jun. 30, 2022	Jun. 30, 2023	Jun. 30, 2022

Summary income statement
Management fees	5,400	3,231	10,470	5,532
Trailer, sub-advisor and fund expenses	(96)	(24)	(101)	(48)
Direct payouts	(393)	(153)	(724)	(439)
Carried interest and performance fees	—	—	—	2,027
Carried interest and performance fee payouts - internal	—	—	—	(1,015)
Carried interest and performance fee payouts - external	—	—	—	(476)
Net fees	4,911	3,054	9,645	5,581

Finance income	1,176	1,167	2,207	2,585
Gain (loss) on investments	608	(330)	655	(279)
Other income	43	45	47	58
Total net revenues	6,738	3,936	12,554	7,945

Net compensation	2,383	1,666	4,678	3,252
Severance, new hire accruals and other	13	120	54	225
Selling, general and administrative	436	339	832	541
Interest expense	2	—	2	—
Depreciation and amortization	7	—	11	—
Other expenses	869	(1,213)	1,087	(676)
Total expenses	3,710	912	6,664	3,342

Income before income taxes	3,028	3,024	5,890	4,603
Adjusted base EBITDA	3,311	2,268	6,389	3,908
Operating margin	55%	53%	54%	51%

Total AUM	2,576,596	1,611,246	2,576,596	1,611,246
Average AUM	2,505,773	1,594,599	2,237,559	1,500,686

3 and 6 months ended

Income before income taxes was $3 million in the quarter, up slightly from the quarter ended June 30, 2022 and was $5.9 million on a year-to-date basis, up $1.3 million (28%) from the six months ended June 30, 2022. Adjusted base EBITDA was $3.3 million in the quarter, up $1 million (46%) from the quarter ended June 30, 2022 and was $6.4 million on a year-to-date basis, up $2.5 million (63%) from the six months ended June 30, 2022. Our three and six months ended results benefited from a combination of new AUM from capital raises and increased capital calls throughout the year.

16

Corporate
This segment is a cost center that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2023	Jun. 30, 2022	Jun. 30, 2023	Jun. 30, 2022

Summary income statement
Gain (loss) on investments	(69)	185	214	(3,618)
Other income	39	23	67	45
Total revenues	(30)	208	281	(3,573)

Net compensation	5,234	4,044	9,848	9,847
Severance, new hire accruals and other	3,999	1,704	4,670	1,845
Selling, general and administrative	609	709	1,376	1,165
Interest expense	33	32	59	65
Depreciation and amortization	430	458	856	924
Other expenses	416	1,736	1,561	2,323
Total expenses	10,721	8,683	18,370	16,169

Income (loss) before income taxes	(10,751)	(8,475)	(18,089)	(19,742)
Adjusted base EBITDA	(2,893)	(2,680)	(5,693)	(5,806)

3 and 6 months ended

•Investment losses in the quarter were from market value depreciation of certain equity holdings. On a year-to-date basis, we experienced market value appreciation on those same investments.

•Net compensation was higher in the quarter due to the reversal of salary, AIP and LTIP entitlements of the former CEO out of net compensation in the second quarter of 2022 on the successful completion of the former CEO’s transition agreement. The transition agreement exchanged the former CEO's salary, AIP and LTIP entitlements for a 3-year LTIP transition payment. The 3-year LTIP transition payment is reported on the severance line and was accelerated upon successful completion of the SCP sale during the second quarter of the year. On a year-to-date basis, net compensation was flat to the prior period.

•Other expenses decreased due to FX translation movements.

17

Dividends
The following dividends were declared by the Company during the six months ended June 30, 2023:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
March 6, 2023 - Regular dividend Q4 2022	March 21, 2023	$0.25	6,489
May 15, 2023 - Regular dividend Q1 2023	May 30, 2023	$0.25	6,482
Dividends declared in 2023 (1)			12,971
(1) Subsequent to quarter end, on August 8, 2023, a regular dividend of $0.25 per common share was declared for the quarter ended June 30, 2023. This dividend is payable on September 5, 2023 to shareholders of record at the close of business on August 21, 2023.

Capital stock
Including the 0.7 million unvested common shares currently held in the EPSP Trust (December 31, 2022 - 0.6 million), total capital stock issued and outstanding was 25.9 million (December 31, 2022 - 26 million). The decrease in the period was due to the repurchase and cancellation of 89,473 shares through the normal course issuer bid.
Earnings per share for the current and prior periods have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.70 for the quarter and $1.00 on a year-to-date basis compared to $0.03 and $0.29 in the prior periods, respectively. Diluted earnings per share was $0.68 in the quarter and $0.97 on a year-to-date basis compared to $0.03 and $0.27 in the prior periods, respectively. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.
A total of 12,500 stock options are outstanding pursuant to our stock option plan, all of which are exercisable.

18

Liquidity and capital resources
As at June 30, 2023, the Company had $34.4 million (December 31, 2022 - $54.4 million) outstanding on its credit facility, all of which is due on December 14, 2025. The decrease in the period is due to the partial repayment of our loan facility.
The Company has access to a credit facility of $120 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. As at June 30, 2023, the Company was in compliance with all covenants, terms and conditions under the credit facility.
Key terms under the current credit facility are noted below:
Structure
•5-year, $120 million revolver with "bullet maturity" December 14, 2025
Interest rate
•Canadian prime rate + 0 bps;
•U.S. prime rate + 50 bps ("base rate"); or
•Banker acceptance rate + 170 bps
Covenant terms
•Minimum AUM: 70% of AUM on November 13, 2020;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1
Subsequent to quarter end, we completed a review of our current and near-term funding and borrowing needs and determined that we no longer require a $120 million credit facility. Consequently, management decided to lower the maximum borrowing capacity under the credit facility by $45 million to $75 million. Offsetting the reduction in borrowing capacity is the release of capital restrictions on the sale of our former Canadian broker-dealer that closed earlier this quarter and the eventual monetization of shares received on the realization of a previously unrecorded contingent asset from a historical acquisition.

Commitments
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at June 30, 2023, the Company had $7.4 million in co-investment commitments in private strategies LPs due within one year (December 31, 2022 - $5.7 million), and $1.8 million due after 12 months (December 31, 2022 - $0.4 million).

19

Critical accounting estimates, judgments and changes in accounting policies
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company’s significant accounting policies are described in Note 2 of the December 31, 2022 audited annual financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgments that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment annually, however, finite life intangibles are only tested for impairment to the extent indicators of impairment exist at the time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, this annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs, which could affect the Company's future results if estimates of future performance and fair value change.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions, volatility of underlying securities in warrant valuations and extraction recovery rates of mining projects. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Contingent consideration

The acquisition of the Sprott Uranium Miners ETF in 2022 necessitated the recognition of contingent consideration for the amounts payable in cash under the terms of the purchase agreement. The consideration is subject to certain financial performance conditions based on the average AUM of the fund over the two-year period from closing of the transaction. The key judgments utilized in the estimation of the contingent consideration were fund flow and market value assumptions.

Significant judgments

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interest in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

20

Managing financial risks
Market risk
The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.
Price risk
Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.
Interest rate risk
Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial instrument assets and liabilities. The Company’s earnings, particularly through its private strategies segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Foreign currency risk
The Company enters into transactions that are denominated primarily in U.S. and Canadian dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows which are denominated in currencies other than the functional currency of the Company and its subsidiaries. The Company may employ certain hedging strategies to mitigate foreign currency risk.
Credit risk
Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investments portfolio.
Investments
The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Other
The majority of receivables relate to management fees, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.
Liquidity risk
Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $120 million committed line of credit with a major Canadian schedule I chartered bank. Subsequent to quarter end, the Company reduced the maximum borrowing under the facility to $75 million. As part of its cash management program, the Company primarily invests in short-term debt securities issued by the Government of Canada with maturities of less than three months.

21

The Company's exposure to liquidity risk as it relates to our co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.
Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are short-term in nature and are generally due within a year.
The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due and ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include: drawing on the line of credit; slowing its co-investment activities; liquidating investments; adjusting or otherwise temporarily suspending AIPs; cutting or temporarily suspending its dividend; and/or issuing common shares.
Concentration risk
A significant portion of the Company's AUM and its investments are focused on the natural resource sector, and in particular, precious metals and energy transition materials related investments and transactions. In addition, from time-to-time, certain investments may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR")
Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our DC&P and ICFR (as defined in the applicable U.S. and Canadian securities laws), concluded that the Company's DC&P and ICFR were properly designed and were operating effectively as at June 30, 2023. In addition, there were no material changes to ICFR during the quarter.

Managing non-financial risks
For details around other risks managed by the Company (e.g. confidentiality of information, conflicts of interest, etc.) refer to the Company's annual report as well as the Annual Information Form available on EDGAR at www.sec.gov and SEDAR at www.sedar.com.

Additional information relating to the Company, including the Company's Annual Information Form is available on EDGAR at www.sec.gov and SEDAR at www.sedar.com.

22

Consolidated Financial Statements

Three and six months ended June 30, 2023

Interim condensed consolidated balance sheets (unaudited)

As at		Jun. 30	Dec. 31
(In thousands of U.S. dollars)		2023	2022

Assets
Current
Cash and cash equivalents		20,218	51,678
Fees receivable		6,960	10,967
Short-term investments	(Notes 3 & 9)	2,147	3,348
Other assets	(Note 5)	12,007	8,723
Income taxes recoverable		1,492	2,247
Total current assets		42,824	76,963

Co-investments	(Notes 4 & 9)	99,140	73,573
Other assets	(Notes 5 & 9)	21,599	21,271
Property and equipment, net		13,466	12,496
Intangible assets	(Note 6)	182,502	178,613
Goodwill	(Note 6)	19,149	19,149
Deferred income taxes	(Note 8)	2,839	1,683
		338,695	306,785
Total assets		381,519	383,748

Liabilities and shareholders' equity
Current
Accounts payable and accrued liabilities		11,244	10,703
Compensation payable		6,196	12,342
Income taxes payable		6,520	2,707
Total current liabilities		23,960	25,752

Other accrued liabilities		15,348	18,061
Loan facility	(Note 12)	34,437	54,437
Deferred income taxes	(Note 8)	9,966	8,227
Total liabilities		83,711	106,477

Shareholders' equity
Capital stock	(Note 7)	424,611	428,475
Contributed surplus	(Note 7)	41,217	33,716
Deficit		(92,914)	(105,305)
Accumulated other comprehensive loss		(75,106)	(79,615)
Total shareholders' equity		297,808	277,271
Total liabilities and shareholders' equity		381,519	383,748

Commitments and provisions	(Note 13)

The accompanying notes form part of the unaudited condensed interim consolidated financial statements

"Ron Dewhurst"     "Graham Birch"
Director     Director

24

Interim condensed consolidated statements of operations and comprehensive income (unaudited)

		For the three months ended		For the six months ended

		Jun. 30	Jun. 30	Jun. 30	Jun. 30
(In thousands of U.S. dollars, except for per share amounts)		2023	2022	2023	2022

Revenues
Management fees		33,222	30,620	64,656	57,792
Carried interest and performance fees		388	—	388	2,046
Commissions		1,647	6,458	6,431	19,535
Finance income		1,277	1,186	2,457	2,619
Gain (loss) on investments	(Notes 3, 4 and 5)	(1,950)	(7,884)	8	(9,357)
Other income	(Note 5)	19,763	170	21,013	378
Total revenues		54,347	30,550	94,953	73,013

Expenses
Compensation	(Note 7)	21,610	19,364	40,713	41,153
Trailer, sub-advisor and fund expenses		1,662	2,236	3,858	6,875
Selling, general and administrative		4,988	4,221	9,255	7,659
Interest expense		1,087	483	2,334	963
Depreciation of property and equipment		748	959	1,454	1,935
Other expenses	(Note 5)	471	868	3,295	2,844
Total expenses		30,566	28,131	60,909	61,429

Income before income taxes for the period		23,781	2,419	34,044	11,584
Provision for income taxes	(Note 8)	6,057	1,662	8,682	4,354
Net income for the period		17,724	757	25,362	7,230

Net income per share:
Basic	(Note 7)	0.70	0.03	1.00	0.29
Diluted	(Note 7)	0.68	0.03	0.97	0.27

Net income for the period		17,724	757	25,362	7,230

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) (taxes of $Nil)		4,775	(8,035)	4,509	(4,253)
Total other comprehensive income		4,775	(8,035)	4,509	(4,253)
Comprehensive income		22,499	(7,278)	29,871	2,977

The accompanying notes form part of the unaudited condensed interim consolidated financial statements

25

Interim condensed consolidated statements of changes in shareholders' equity (unaudited)

(In thousands of U.S. dollars, other than number of shares)		Number of shares outstanding	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total equity

At Dec. 31, 2022		25,325,894	428,475	33,716	(105,305)	(79,615)	277,271
Shares acquired for equity incentive plan	(Note 7)	(153,150)	(5,234)	—	—	—	(5,234)
Shares released on vesting of equity incentive plan	(Note 7)	99,432	4,321	(4,321)	—	—	—
Shares acquired and canceled under normal course issuer bid	(Note 7)	(89,473)	(3,000)	—	—	—	(3,000)
Foreign currency translation gain (loss)		—	—	—	—	4,509	4,509
Stock-based compensation	(Note 7)	—	—	11,822	—	—	11,822
Dividends declared	(Note 10)	1,389	49	—	(12,971)	—	(12,922)
Net income		—	—	—	25,362	—	25,362
Balance, Jun. 30, 2023		25,184,092	424,611	41,217	(92,914)	(75,106)	297,808

At Dec. 31, 2021		24,991,620	417,425	35,357	(97,006)	(64,557)	291,219
Shares acquired for equity incentive plan	(Note 7)	(146,094)	(5,825)	—	—	—	(5,825)
Issuance of share capital on exercise of stock options	(Note 7)	115,102	1,807	(680)	—	—	1,127
Shares released on vesting of equity incentive plan	(Note 7)	48,804	1,603	(1,603)	—	—	—
Foreign currency translation gain (loss)		—	—	—	—	(4,253)	(4,253)
Stock-based compensation	(Note 7)	—	—	8,758	—	—	8,758
Issuance and released on vesting of RSUs	(Note 7)	43,709	777	(777)	—	—	—
Issuance of shares to purchase management contract	(Note 7)	72,464	4,000	—	—	—	4,000
Shares acquired and canceled under normal course issuer bid	(Note 7)	(64,463)	(2,500)	—	—	—	(2,500)
Dividends declared	(Note 10)	1,857	75	—	(12,967)	—	(12,892)
Net income		—	—	—	7,230	—	7,230
Balance, Jun. 30, 2022		25,062,999	417,362	41,055	(102,743)	(68,810)	286,864

The accompanying notes form part of the unaudited condensed interim consolidated financial statements

26

Interim condensed consolidated statements of cash flows (unaudited)

	For the six months ended

	Jun. 30	Jun. 30
(In thousands of U.S. dollars)	2023	2022

Operating activities
Net income for the period	25,362	7,230
Add (deduct) non-cash items:
(Gain) loss on investments	(8)	9,357
Stock-based compensation	11,822	8,758
Depreciation of property and equipment	1,454	1,935
Deferred income tax expense	424	(114)
Current income tax expense	8,258	4,468
Other items	822	(237)
Shares received on recognition of a previously unrecorded contingent asset	(18,588)	—
Income taxes paid	(3,745)	(4,791)
Changes in:
Fees receivable	4,007	4,234
Other assets	(2,308)	(6,660)
Accounts payable, accrued liabilities and compensation payable	(8,888)	(3,087)
Cash provided by (used in) operating activities	18,612	21,093

Investing activities
Purchase of investments	(17,569)	(14,460)
Sale of investments	10,754	6,944
Purchase of property and equipment	(873)	(8)
Management contract consideration	—	(10,500)
Cash provided by (used in) investing activities	(7,688)	(18,024)

Financing activities
Acquisition of common shares for equity incentive plan	(5,234)	(5,825)
Acquisition of common shares under normal course issuer bid	(3,000)	(2,500)
Cash received on exercise of stock options	—	1,127
Repayment of lease liabilities	(1,155)	(1,186)
Contributions from non-controlling interest	997	485
Net advances (repayments) from loan facility	(20,000)	16,750
Dividends paid	(12,922)	(12,892)
Cash provided by (used in) financing activities	(41,314)	(4,041)
Effect of foreign exchange on cash balances	(1,070)	(2,005)
Net increase (decrease) in cash and cash equivalents during the period	(31,460)	(2,977)
Cash and cash equivalents, beginning of the period	51,678	49,805
Cash and cash equivalents, end of the period	20,218	46,828
Cash and cash equivalents:
Cash	20,218	41,203
Short-term deposits	—	5,625
	20,218	46,828

The accompanying notes form part of the unaudited condensed interim consolidated financial statements

27

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2023 and 2022
1 Corporate information
Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2 Summary of significant accounting policies
Statement of compliance
These unaudited interim condensed consolidated financial statements ("interim financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") in effect as at June 30, 2023, specifically, IAS 34 Interim Financial Reporting.
Compliance with IFRS requires the Company to exercise judgment and make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary. Except as otherwise noted, significant accounting judgments and estimates are described in Note 2 of the December 31, 2022 annual audited consolidated financial statements and have been applied consistently to the interim financial statements as at and for the three and six months ended June 30, 2023.
The interim financial statements have been authorized for issue by a resolution of the board of directors of the Company on August 8, 2023 and include all subsequent events up to that date.
Basis of presentation
These interim financial statements have been prepared on a going concern basis and on a historical cost basis, except for financial assets and financial liabilities classified as fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVOCI"), both of which have been measured at fair value. The interim financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.
Principles of consolidation
These interim financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared over the same reporting period as the Company and are based on accounting policies consistent with that of the Company.
The Company records third-party interest in the funds which do not qualify to be equity due to redeemable or limited life features, as non-controlling interest liabilities. Such interests are initially recognized at fair value, with any changes recorded in the other expenses line of the interim condensed consolidated statements of operations and comprehensive income.
Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.

28

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2023 and 2022
The Company currently controls the following principal subsidiaries:
•Sprott Asset Management LP ("SAM");
•Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) SGRIL Holdings Inc. ("SGRIL Holdings"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "US entities" in these financial statements;
•Sprott Resource Streaming and Royalty Corporation and Sprott Private Resource Streaming and Royalty (Management) Corp ("SRSR");
•Sprott Resource Lending Corp. ("SRLC"); and
•Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust").

Reportable segments
Effective in the first quarter of this year, the brokerage segment no longer met the definition of a reportable segment under IFRS 8, Operating Segments ("IFRS 8"). Consequently, this segment was retroactively included as part of "All other segments" in Note 11 of the interim financial statements.

Other accounting policies
All other accounting policies, judgments, and estimates described in the December 31, 2022 annual audited consolidated financial statements have been applied consistently to the interim financial statements unless otherwise noted.

29

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2023 and 2022
3 Short-term investments
Primarily consist of equity investments in public and private entities we receive as consideration during private strategies, managed equities and broker-dealer activities (in thousands $):

	Classification and measurement criteria	Jun. 30, 2023	Dec. 31, 2022

Public equities and share purchase warrants	FVTPL	662	1,863
Private holdings	FVTPL	1,485	1,485
Total short-term investments		2,147	3,348
Gains and losses on financial assets and liabilities classified at FVTPL are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

4 Co-investments
Consists of the following (in thousands $):

	Classification and measurement criteria	Jun. 30, 2023	Dec. 31, 2022

Co-investments in funds	FVTPL	99,140	73,573
Total co-investments		99,140	73,573
Gains and losses on co-investments are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

30

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2023 and 2022
5 Other assets, income, expenses and non-controlling interest
Other assets
Consist of the following (in thousands $):

	Jun. 30, 2023	Dec. 31, 2022

Assets attributable to non-controlling interest	12,293	11,301
Fund recoveries and investment receivables	5,625	4,617
Advance on unrealized carried interest	4,511	4,454
Prepaid expenses	4,202	3,741
Digital gold strategies(1)	3,860	3,778
Other(2)	3,115	2,103
Total other assets	33,606	29,994
(1) Digital gold strategies are financial instruments classified at FVTPL. Gains and losses are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.
(2) Includes miscellaneous third-party receivables.
Other income
Consist of the following (in thousands $):

	For the three months ended		For the six months ended
	Jun. 30, 2023	Jun. 30, 2022	Jun. 30, 2023	Jun. 30, 2022

Realization of a previously unrecorded contingent asset (1)	18,588	—	18,588	—
Investment income (2)	1,700	252	2,268	413
Income attributable to non-controlling interest	(525)	(82)	157	(35)
Total other income	19,763	170	21,013	378
(1) In the second quarter, the Company received shares on the realization of a previously unrecorded contingent asset from a historical acquisition. The Company has no further obligation with respect to these shares.
(2) Primarily includes miscellaneous investment fund income, syndication and trailer fee income.

Other expenses
Consist of the following (in thousands $):

	For the three months ended		For the six months ended
	Jun. 30, 2023	Jun. 30, 2022	Jun. 30, 2023	Jun. 30, 2022

Revaluation of contingent liability related to URNM	(2,254)	—	(2,254)	—
Foreign exchange (gain) loss	1,440	1,233	1,880	2,118
Other (1)	1,285	(365)	3,669	726
Total other expenses	471	868	3,295	2,844
(1) Includes net income (loss) attributable to non-controlling interest of ($0.5) million for the three months ended June 30, 2023 (three months ended June 30, 2022 - ($0.1) million) and $0.2 million for the six months ended June 30, 2023 (six months ended June 30, 2022 - nominal loss) as well as non-recurring professional fees, transaction and new fund start-up costs.

31

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2023 and 2022
Non-controlling interest assets and liabilities
Non-controlling interest consists of third-party interest in our co-investments. The following table provides a summary of amounts attributable to this non-controlling interest (in thousands $):

	Jun. 30, 2023	Dec. 31, 2022

Assets	12,293	11,301
Liabilities - current(1)	(206)	(211)
Liabilities - long-term(1)	(12,087)	(11,090)
(1) Current and long-term liabilities attributable to non-controlling interest are included in accounts payable and accrued liabilities and other accrued liabilities, respectively.

32

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2023 and 2022
6 Goodwill and intangible assets
Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Fund management contracts (finite life)	Total
Cost
At Dec. 31, 2021	132,251	160,973	36,587	329,811
Additions	—	20,410	—	20,410
Transfers	—	9,088	(9,088)	—
Net exchange differences	—	(11,858)	—	(11,858)
At Dec. 31, 2022	132,251	178,613	27,499	338,363
Net exchange differences	—	3,889	—	3,889
At Jun. 30, 2023	132,251	182,502	27,499	342,252

Accumulated amortization
At Dec. 31, 2021	(113,102)	—	(27,499)	(140,601)
Amortization charge for the year	—	—	—	—
At Dec. 31, 2022	(113,102)	—	(27,499)	(140,601)
Amortization charge for the period	—	—	—	—
At Jun. 30, 2023	(113,102)	—	(27,499)	(140,601)

Net book value at:
At Dec. 31, 2022	19,149	178,613	—	197,762
At Jun. 30, 2023	19,149	182,502	—	201,651

33

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2023 and 2022
Impairment assessment of goodwill
The Company has identified 5 cash generating units ("CGU") as follows:
•Exchange listed products
•Managed equities
•Private strategies
•Brokerage
•Corporate
As at June 30, 2023, the Company had allocated $19.1 million (December 31, 2022 - $19.1 million) of goodwill on a relative value approach basis to the exchange listed products and managed equities CGUs.
In the normal course, goodwill is tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. There were no indicators of impairment in either the exchange listed products or the managed equities CGUs.
Impairment assessment of indefinite life fund management contracts
As at June 30, 2023, the Company had indefinite life intangibles related to fund management contracts of $182.5 million (December 31, 2022 - $178.6 million). There were no indicators of impairment as at June 30, 2023.

34

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2023 and 2022
7 Shareholders' equity
Capital stock and contributed surplus
The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)

At Dec. 31, 2021	24,991,620	417,425
Shares acquired for equity incentive plan	(180,594)	(6,948)
Issuance of shares on exercise of stock options	115,102	1,807
Shares released on vesting of equity incentive plan	324,568	12,867
Issuance of shares on vesting of RSUs	80,345	2,210
Issuance of shares to purchase management contracts	72,464	4,000
Shares acquired and canceled under normal course issuer bid	(81,538)	(3,036)
Issuance of shares under dividend reinvestment program	3,927	150
At Dec. 31, 2022	25,325,894	428,475
Shares acquired for equity incentive plan	(153,150)	(5,234)
Shares released on vesting of equity incentive plan	99,432	4,321
Shares acquired and canceled under normal course issuer bid	(89,473)	(3,000)
Issuance of shares under dividend reinvestment program	1,389	49
At Jun. 30, 2023	25,184,092	424,611
Contributed surplus consists of stock option expense, earn-out shares expense, equity incentive plans' expense, and additional purchase consideration.

Stated value (in thousands $)

At Dec. 31, 2021	35,357
Issuance of shares on exercise of stock options	(680)
Shares released on vesting of equity incentive plan	(12,867)
Stock-based compensation	17,041
Released on vesting of RSUs	(5,135)
At Dec. 31, 2022	33,716
Shares released on vesting of equity incentive plan	(4,321)
Stock-based compensation	11,822
At Jun. 30, 2023	41,217

35

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2023 and 2022
Stock option plan
The Company has an option plan (the "Plan") intended to provide incentives to directors, officers and employees of the Company and its wholly owned subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan and under all other stock-based compensation arrangements including the Trust and Equity Incentive Plan ("EIP") cannot exceed 10% of the issued and outstanding shares of the Company as at the date of grant. The options may be granted at a price that is not less than the market price of the Company's common shares at the time of grant. The options typically vest annually over a three-year period and may be exercised during a period not to exceed 10 years from the date of grant.
There were no stock options issued during the three and six months ended June 30, 2023 (three and six months ended June 30, 2022 - Nil). There were no stock options exercised during the three and six months ended June 30, 2023 (three months ended June 30, 2022 - Nil and six months ended June 30, 2022 - 150,000).
For valuing share option grants, the fair value method of accounting is used. The fair value of option grants is determined using the Black-Scholes option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Compensation cost is recognized over the vesting period, assuming an estimated forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to capital stock.
As at June 30, 2023, there are 12,500 options outstanding (December 31, 2022 - 12,500) with a weighted average exercise price of CAD$27.30 and 2.9 years remaining on their contractual life.
Equity incentive plan
For employees in Canada, the Trust has been established and the Company will fund the Trust with cash, which will be used by the trustee to purchase: (1) on the open market, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible members; and (2) from treasury, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible employees. For employees in the U.S. under the EIP plan, the Company will allot common shares of the Company as either: (1) restricted stock; (2) unrestricted stock; or (3) restricted stock units ("RSUs"), the resulting common shares of which will be issued from treasury.
There were no RSUs granted during the three months ended June 30, 2023 (three months ended June 30, 2022 - Nil) and 50,000 RSUs granted during the six months ended June 30, 2023 (six months ended June 30, 2022 - 372,000).

Number of common shares

Unvested common shares held by the Trust, Dec. 31, 2021	774,405
Acquired	180,594
Released on vesting	(324,568)
Unvested common shares held by the Trust, Dec. 31, 2022	630,431
Acquired	153,150
Released on vesting	(99,432)
Unvested common shares held by the Trust, Jun. 30, 2023	684,149
Included in the compensation line of the consolidated statements of operations and comprehensive income is $11.8 million of stock-based compensation (six months ended June 30, 2022 - $8.8 million).

36

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2023 and 2022
Basic and diluted earnings per share
The following table presents the calculation of basic and diluted earnings per common share:

	For the three months ended		For the six months ended
	Jun. 30, 2023	Jun. 30, 2022	Jun. 30, 2023	Jun. 30, 2022

Numerator (in thousands $):
Net income - basic and diluted	17,724	757	25,362	7,230

Denominator (number of shares in thousands):
Weighted average number of common shares	25,919	25,964	25,934	25,921
Weighted average number of unvested shares purchased by the Trust	(649)	(837)	(651)	(826)
Weighted average number of common shares - basic	25,270	25,127	25,283	25,095
Weighted average number of dilutive stock options	13	13	13	13
Weighted average number of unvested shares under EIP	949	1,215	951	1,204
Weighted average number of common shares - diluted	26,232	26,355	26,247	26,312

Net income per common share
Basic	0.70	0.03	1.00	0.29
Diluted	0.68	0.03	0.97	0.27

Capital management
The Company's objectives when managing capital are:
•to meet regulatory requirements and other contractual obligations;
•to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns to shareholders;
•to provide financial flexibility to fund possible acquisitions;
•to provide adequate seed capital for the Company's new product offerings; and
•to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.
The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC") and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. SAM US and RCIC are also registered with the SEC. As at June 30, 2023 and 2022, all entities were in compliance with their respective capital requirements.

37

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2023 and 2022
8     Income taxes
The major components of income tax expense are as follows (in thousands $):

	For the six months ended
	Jun. 30, 2023	Jun. 30, 2022

Current income tax expense
Based on taxable income of the current period	8,258	4,468
Total current income tax expense	8,258	4,468

Deferred income tax expense (recovery)
Origination and reversal of temporary differences	424	(114)
Total deferred income tax expense (recovery)	424	(114)
Income tax expense reported in the consolidated statements of operations	8,682	4,354
Taxes calculated on the Company's earnings differs from the theoretical amount that would arise using the weighted average tax rate applicable to earnings of the Company as follows (in thousands $):

	For the six months ended
	Jun. 30, 2023	Jun. 30, 2022

Income before income taxes	34,044	11,584

Tax calculated at domestic tax rates applicable to profits in the respective countries	9,047	3,108
Tax effects of:
Non-deductible stock-based compensation	89	(22)
Non-taxable capital (gains) and losses	(142)	641
Temporary difference not currently utilized and (not benefited previously)	(361)	452
Rate differences and other	49	175
Tax charge	8,682	4,354
The weighted average statutory tax rate was 26.6% (June 30, 2022 - 26.8%). The Company has $1.5 million (December 31, 2022 - $1.1 million) of capital losses from prior years that will begin to expire in 2024. The benefit of these capital losses has not been recognized.

38

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2023 and 2022
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. The movement in significant components of the Company's deferred income tax assets and liabilities is as follows (in thousands $):

For the six months ended June 30, 2023

	Dec. 31, 2022	Recognized in income	Exchange rate differences	Jun. 30, 2023
Deferred income tax assets
Stock-based compensation	5,768	(413)	118	5,473
Non-capital and capital losses	1,324	2,335	69	3,728
Other	91	(39)	206	258
Total deferred income tax assets	7,183	1,883	393	9,459

Deferred income tax liabilities
Fund management contracts	14,796	1,280	558	16,634
Unrealized gains (losses)	(2,249)	1,027	(31)	(1,253)
Advance on unrealized carried interest	1,180	—	25	1,205
Total deferred income tax liabilities	13,727	2,307	552	16,586
Net deferred income tax assets (liabilities) (1)	(6,544)	(424)	(159)	(7,127)

For the year ended December 31, 2022

	Dec. 31, 2021	Recognized in income	Exchange rate differences	Dec. 31, 2022
Deferred income tax assets
Stock-based compensation	4,177	1,928	(337)	5,768
Non-capital and capital losses	1,061	344	(81)	1,324
Other	488	(147)	(250)	91
Total deferred income tax assets	5,726	2,125	(668)	7,183

Deferred income tax liabilities
Fund management contracts	13,732	2,231	(1,167)	14,796
Unrealized gains (losses)	(978)	(1,337)	66	(2,249)
Advance on unrealized carried interest	—	1,231	(51)	1,180
Total deferred income tax liabilities	12,754	2,125	(1,152)	13,727
Net deferred income tax assets (liabilities) (1)	(7,028)	—	484	(6,544)
(1) Deferred tax assets of $2.8 million (December 31, 2022 - $1.7 million) and deferred tax liabilities of $10 million (December 31, 2022- $8.2 million) are presented on the balance sheet net by legal jurisdiction.

39

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2023 and 2022
9     Fair value measurements
The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at June 30, 2023 and December 31, 2022 (in thousands $).

Short-term investments

Jun. 30, 2023	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	605	43	14	662
Private holdings	—	—	1,485	1,485
Total recurring fair value measurements	605	43	1,499	2,147

Dec. 31, 2022	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	1,012	804	47	1,863
Private holdings	—	—	1,485	1,485
Total recurring fair value measurements	1,012	804	1,532	3,348

Co-investments

Jun. 30, 2023	Level 1	Level 2	Level 3	Total

Co-investments (1)	28,171	70,969	—	99,140
Total recurring fair value measurements	28,171	70,969	—	99,140

Dec. 31, 2022	Level 1	Level 2	Level 3	Total

Co-investments (1)	10,279	63,294	—	73,573
Total recurring fair value measurements	10,279	63,294	—	73,573
(1) Co-investments also include investments made in funds which we consolidate that directly hold publicly traded equities or precious metals.

40

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2023 and 2022
Other assets

Jun. 30, 2023	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	3,860	3,860
Assets attributable to non-controlling interest	3,424	8,869	—	12,293
Total recurring fair value measurements	3,424	8,869	3,860	16,153

Dec. 31, 2022	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	3,778	3,778
Assets attributable to non-controlling interest	3,248	8,053	—	11,301
Total recurring fair value measurements	3,248	8,053	3,778	15,079

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):
Short-term investments

	Changes in the fair value of Level 3 measurements - Jun. 30, 2023
	Dec. 31, 2022	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Jun. 30, 2023
Share purchase warrants	47	47	(37)	(43)	14
Private holdings	1,485	—	—	—	1,485
Total	1,532	47	(37)	(43)	1,499

	Changes in the fair value of Level 3 measurements - Dec. 31, 2022
	Dec. 31, 2021	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2022
Share purchase warrants	135	(44)	—	(44)	47
Private holdings	2,020	—	—	(535)	1,485
Total	2,155	(44)	—	(579)	1,532

41

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2023 and 2022
Other assets

	Changes in the fair value of Level 3 measurements - Jun. 30, 2023
	Dec. 31, 2022	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Jun. 30, 2023
Digital gold strategies	3,778	—	—	82	3,860
Total	3,778	—	—	82	3,860

	Changes in the fair value of Level 3 measurements - Dec. 31, 2022
	Dec. 31, 2021	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2022
Digital gold strategies	7,060	—	—	(3,282)	3,778
Total	7,060	—	—	(3,282)	3,778

During the six months ended June 30, 2023, the Company transferred public equities of $0.1 million (December 31, 2022 - $0.8 million) from Level 2 to Level 1 within the fair value hierarchy.
The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation technique
Public equities, precious metals and share purchase warrants	Fair values are determined using publicly available prices or pricing models which incorporate all available market-observable inputs.
Alternative funds and private equity funds	Fair values are based on the last available net asset value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings (including digital gold strategies)	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company’s Level 3 securities consist of private holdings and share purchase warrants. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include gray market financing prices, volatility and discount rates. A significant change in any of these inputs in isolation would result in a material impact in fair value measurement. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.3 million (December 31, 2022 - $0.3 million).

Financial instruments not carried at fair value
The carrying amounts of fees receivable, other assets, accounts payable and accrued liabilities and compensation payable represent a reasonable approximation of fair value.

42

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2023 and 2022
10     Dividends
The following dividends were declared by the Company during the six months ended June 30, 2023:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
March 6, 2023 - Regular dividend Q4 2022	March 21, 2023	$0.25	6,489
May 15, 2023 - Regular dividend Q1 2023	May 30, 2023	$0.25	6,482
Dividends (1)			12,971
(1) Subsequent to quarter end, on August 8, 2023, a regular dividend of $0.25 per common share was declared for the quarter ended June 30, 2023. This dividend is payable on September 5, 2023 to shareholders of record at the close of business on August 21, 2023.

11     Segmented information
For management purposes, the Company is organized into business units based on its products, services and geographical locations and has four reportable segments as follows:
•Exchange listed products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;
•Managed equities (reportable), which provides management services to the Company's alternative investment strategies managed in-house and on a sub-advisory basis;
•Private strategies (reportable), which provides lending and streaming activities through limited partnership vehicles;
•Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries; and
•All other segments (non-reportable), which do not meet the definition of reportable segments per IFRS 8.
Effective in the first quarter of this year, the brokerage segment no longer met the definition of a reportable segment. Consequently, this segment was retroactively included as part of "All other segments".
Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on investments (as if such gains and losses had not occurred), other (income) and expenses, amortization of stock-based compensation, carried interest and performance fees and carried interest and performance fee payouts (adjusted base EBITDA).
Adjusted base EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.
Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.

43

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2023 and 2022
The following tables present the operations of the Company's segments (in thousands $):
For three months ended June 30, 2023

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	38,664	6,357	7,227	(30)	2,129	54,347
Total expenses	5,509	7,007	4,199	10,721	3,130	30,566
Income (loss) before income taxes	33,155	(650)	3,028	(10,751)	(1,001)	23,781
Adjusted base EBITDA	15,198	2,067	3,311	(2,893)	270	17,953

For three months ended June 30, 2022

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	19,737	1,759	4,113	208	4,733	30,550
Total expenses	6,177	6,775	1,089	8,683	5,407	28,131
Income (loss) before income taxes	13,560	(5,016)	3,024	(8,475)	(674)	2,419
Adjusted base EBITDA	14,805	2,585	2,268	(2,680)	931	17,909

For six months ended June 30, 2023

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	59,237	15,001	13,379	281	7,055	94,953
Total expenses	11,832	14,009	7,489	18,370	9,209	60,909
Income (loss) before income taxes	47,405	992	5,890	(18,089)	(2,154)	34,044
Adjusted base EBITDA	29,880	4,023	6,389	(5,693)	675	35,274

For six months ended June 30, 2022

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	41,097	12,746	9,923	(3,573)	12,820	73,013
Total expenses	14,032	13,579	5,320	16,169	12,329	61,429
Income (loss) before income taxes	27,065	(833)	4,603	(19,742)	491	11,584
Adjusted base EBITDA	29,481	6,002	3,908	(5,806)	2,497	36,082

44

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2023 and 2022
For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the three months ended		For the six months ended
	Jun. 30, 2023	Jun. 30, 2022	Jun. 30, 2023	Jun. 30, 2022
Canada	50,455	28,011	87,431	65,374
United States	3,892	2,539	7,522	7,639
	54,347	30,550	94,953	73,013
12     Loan facility
As at June 30, 2023, the Company had $34.4 million (December 31, 2022 - $54.4 million) outstanding on its credit facility, all of which is due on December 14, 2025. The decrease in the period is due to the partial repayment of our loan facility. As at June 30, 2023, the Company was in compliance with all covenants, terms and conditions under the credit facility.
The Company has access to a credit facility of $120 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans.

Key terms under the current credit facility are noted below:
Structure
•5-year, $120 million revolver with "bullet maturity" December 14, 2025
Interest rate
•Canadian prime rate + 0 bps;
•U.S. prime rate + 50 bps ("base rate"); or
•Banker acceptance rate + 170 bps
Covenant terms
•Minimum AUM: 70% of AUM on November 13, 2020;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1
Subsequent to quarter end, the Company reduced the maximum borrowing under the facility to $75 million. The amended facility matures on August 8, 2028 and the margin on Canadian and U.S. borrowings has increased by 55bps. All other terms have remained the same.
13     Commitments and provisions
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at June 30, 2023, the Company had $7.4 million in co-investment commitments in private strategies LPs due within one year (December 31, 2022 - $5.7 million), and $1.8 million due after 12 months (December 31, 2022 - $0.4 million).

45